SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1

AGROFRESH SOLUTIONS, INC.
(Name of the Issuer)

AgroFresh Solutions, Inc.
Project Cloud Merger Sub, Inc.
Project Cloud Holdings, LLC
Paine Schwartz Food Chain Fund V, L.P.
Paine Schwartz Food Chain Fund V GP, L.P.
Paine Schwartz Food Chain Fund V GP, Ltd.
Paine Schwartz Food Chain Fund VI, L.P.
PSP AGFS Holdings, L.P.
Paine Schwartz Partners, LLC
Kevin Schwartz
(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00856G109
(CUSIP Number of Class of Securities)

AgroFresh Solutions, Inc. One Washington Square 510-530 Walnut Street, Suite 1350 Philadelphia, PA 19106 (267) 317-9139 Attn: Thomas Ermi
Project Cloud Merger Sub, Inc.
Project Cloud Holdings, LLC
Paine Schwartz Food Chain Fund V, L.P.
Paine Schwartz Food Chain Fund V GP, L.P.
Paine Schwartz Food Chain Fund V GP, Ltd.
Paine Schwartz Food Chain Fund VI, L.P.
PSP AGFS Holdings, L.P.
Paine Schwartz Partners, LLC
c/o Paine Schwartz Partners, LLC
475 Fifth Avenue, 17th Floor
New York, NY 10017
(212) 379-7200
Attn: Kevin Schwartz & Alexander Corbacho

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Morrison & Foerster LLP 250 West 55th Street New York, NY 10019 (212) 468-8000 Attn: Mitchell S. Presser & Omar E. Pringle	Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, IL 60654 (312) 862-2000 Attn: Corey D. Fox, P.C. & Peter Stach
Morris, Nichols, Arsht & Tunnell LLP 1201 N. Market Street Wilmington, DE 19801 (302) 351-9169 Attn: Eric Klinger-Wilensky

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 to Transaction Statement on Schedule 13E-3 ( as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) AgroFresh Solutions, Inc. (“AgroFresh” or the “Company”); (2) Project Cloud Holdings, LLC, a Delaware limited liability company (“Parent”), (3) Project Cloud Merger Sub, Inc. (“Merger Sub”), a Delaware corporation, (4) Paine Schwartz Food Chain Fund V, L.P. (“PSV LP”), a Cayman Islands exempted limited partnership, (5) Paine Schwartz Food Chain Fund V GP, L.P. (“PSV GP LP”), a Cayman Islands exempted limited partnership, (6) Paine Schwartz Food Chain Fund V GP, Ltd (“PSV GP LTD”), a Cayman Islands exempted limited partnership, (7) Paine Schwartz Food Chain Fund VI, L.P. (“Sponsor”), a Cayman Islands exempted limited partnership, (8) PSP AGFS Holdings, L.P. (“PSP AGFS”), a Delaware limited partnership , (9) Paine Schwartz Partners, LLC (“PSP”), a Delaware limited liability company and (10) Kevin Schwartz, a natural person (each of (1) through (10) a “Filing Person,” and collectively, the “Filing Persons”). Parent and Merger Sub are affiliates of PSP AGFS, an investment fund managed by PSP that holds approximately 39% of the voting power of the issued and outstanding shares of the Company’s capital stock.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 21, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub.

If the Merger Agreement is adopted by the Company’s stockholders and the other conditions under the Merger Agreement are either satisfied or waived, Merger Sub will be merged with and into the Company (which we refer to as the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and as a subsidiary of Parent. Upon completion of the Merger, each share of the Company’s common stock, par value $0.0001 per share (“Company common stock”) issued and outstanding immediately prior to the effective time of the Merger (other than (1) shares of Company common stock owned by the Company and not held on behalf of third parties, (2) shares of Company common stock owned by Parent or Merger Sub and (3) shares of Company common stock that are owned by stockholders of the Company who did not vote in favor of the Merger Agreement or the Merger and who have perfected and not withdrawn a demand for appraisal rights with respect to such shares pursuant to Section 262 of the General Corporation Law of the State of Delaware) will be automatically converted into the right to receive $3.00 in cash per share, without interest (the “Merger Consideration”). Following the completion of the Merger, the shares of Company common stock will no longer be publicly traded, and holders of such shares of Company common stock that have been converted into the right to receive the Merger Consideration will cease to have any ownership interest in the Company.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC Amendment No. 1 to its proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors (the “Board”) is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1).

A special committee (the “Special Committee”) of the Board, consisting solely of non-management independent directors of the Company who are independent of, and not affiliated with, PSP or its affiliates, acting in reliance in part upon the advice of independent legal and financial advisors, unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger are (i) advisable, fair to, and in the best interests of the “Unaffiliated Stockholders” of the Company, defined to mean holders of shares of Company common stock other than Paine Schwartz Food Chain Fund VI, L.P., PSP AGFS Holdings, L.P. and their respective affiliates (including Parent and Merger Sub), the members of the Board, any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act, or any of their respective “associates” or members of their “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 of the Exchange Act), and (ii) substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 of the Exchange Act), (2) determined that it is in the best interests of the Unaffiliated Stockholders and declared it advisable to enter into the Merger Agreement and (3) recommended that the Board approve and authorize the Merger Agreement, the equity commitment letter, dated as of November 21, 2022, by and between Parent and the Sponsor, the voting and support agreement, dated as of November 21, 2022, by and among Company and affiliates of Parent, including PSP, and the Merger and recommend that the stockholders of the Company vote to adopt and approve the Merger Agreement.

The Board (other than John Atkin, Alexander Corbacho, Kevin Schwartz, and Kay Kuenker, who recused themselves due to their affiliation with, or designation to the Board by, PSP), acting in accordance with the recommendation of the Special Committee, unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, including the Unaffiliated Stockholders and substantively and procedurally fair to the unaffiliated security holders (as defined in Rule 13e-3 of the Exchange Act), (2) determined that it is in the best interests of the Company’s stockholders, including the Unaffiliated Stockholders, and declared it advisable to enter into the Merger Agreement, (3) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Merger and any other transactions contemplated thereby upon the terms and subject to the conditions contained therein, (4) resolved to recommend that the Company’s stockholders vote to adopt and approve the Merger Agreement and the consummation of the transactions contemplated thereby, in each case subject to the terms and conditions of the Merger Agreement and (5) directed that the Merger Agreement be submitted for adoption by the holders of shares of the Company’s capital stock entitled to vote thereon.

The Merger cannot be completed without both (a) the affirmative vote of the stockholders representing a majority of the aggregate voting power of the outstanding shares of Company common stock and shares of the Company’s Series B convertible preferred stock, par value $0.0001 per share, entitled to vote on the Merger Agreement, voting together as a single class, and (b) the affirmative vote of the stockholders representing a majority of the aggregate voting power of the outstanding shares of Company common stock beneficially owned by Unaffiliated Stockholders entitled to vote on the Merger Agreement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.          Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.          Subject Company Information

Regulation M-A Item 1002

(a) Name and address. AgroFresh’s name, and the address and telephone number of its principal executive offices are:

AgroFresh Solutions, Inc.
One Washington Square
510-530 Walnut St., Suite 1350
Philadelphia, PA 19106
(267) 317-9139

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—How many votes do I have?”

“The Special Meeting—Record Date and Quorum”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 3.          Identity and Background of Filing Person

Regulation M-A Item 1003(a) through (c)

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger—Parent and Merger Sub”

“Other Important Information Regarding the Company”

“Other Important Information Regarding the PSP Entities ”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons.

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the PSP Entities ”

“Where You Can Find More Information”

Item 4.          Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

(a) Material terms.

(1) Tender offer. Not applicable

(2) Merger or Similar Transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Conditions to the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger—As a common stockholder, what will I receive in the Merger?”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Treatment of Company Stock and Company Equity Awards”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Unaudited Prospective Financial Information of the Company”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement—Stockholders Meeting”

“The Special Meeting—Vote Required”

(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Company Stock and Company Equity Awards”

“The Merger Agreement—Employee Benefits Matters”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“The Merger Agreement—Surrender and Payment Procedures”

“The Voting and Support Agreement”

“Merger-Related Executive Compensation Arrangements (The Merger-Related Compensation Proposal—Proposal 3)”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Company Stock and Company Equity Awards”

“The Merger Agreement—Employee Benefits Matters”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“The Merger Agreement—Surrender and Payment Procedures”

“The Voting and Support Agreement”

“Merger-Related Executive Compensation Arrangements (The Merger-Related Compensation Proposal—Proposal 3)”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger—Am I entitled to rights of appraisal under the DGCL?”

“Special Factors—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting and Support Agreement”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting and Support Agreement”

Annex A—Agreement and Plan of Merger, dated as of November 21, 2022, by and among Project Cloud Holdings, LLC, Project Cloud Merger Sub, Inc., and AgroFresh Solutions, Inc.

Annex D—Voting and Support Agreement, dated as of November 21, 2022 by and among AgroFresh Solutions, Inc., Paine Schwartz Food Chain Fund V GP, L.P., Paine Schwartz Food Chain Fund V GP, Ltd., PSP AGFS Holdings, L.P., Paine Schwartz Partners, LLC, Kevin Schwartz, and, solely for the purposes set forth therein, Paine Schwartz Food Chain Fund V, L.P.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting and Support Agreement”

“The Special Meeting—Vote Required”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of November 21, 2022, by and among Project Cloud Holdings, LLC, Project Cloud Merger Sub, Inc. and AgroFresh Solutions, Inc.

Annex D—Voting and Support Agreement, dated as of November 21, 2022 by and among AgroFresh Solutions, Inc., Paine Schwartz Partners, LLC, Paine Schwartz Food Chain Fund V GP, L.P., Paine Schwartz Food Chain Fund V GP, Ltd., PSP AGFS Holdings, L.P., Paine Schwartz Partners, LLC, Kevin Schwartz, and, solely for the purposes set forth therein, Paine Schwartz Food Chain Fund V, L.P.

Item 6.          Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Payment of Merger Consideration”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Voting and Support Agreement”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Company Stock and Company Equity Awards”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of November 21, 2022, by and among Project Cloud Holdings, LLC, Project Cloud Merger Sub, Inc., and AgroFresh Solutions, Inc.

Item 7.          Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Special Factors—Certain Effects of the Merger”

Annex B – Opinion of Perella Weinberg Partners LP

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Appraisal Rights”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Company Stock and Company Equity Awards”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“The Merger Agreement—Employee Benefits Matters”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of November 21, 2022, by and among Project Cloud Holdings, LLC, Project Cloud Merger Sub, Inc., and AgroFresh Solutions, Inc.

Item 8.          Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger —What vote is required to approve the Merger Agreement Proposal?”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

Annex B—Opinion of Perella Weinberg Partners LP

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated August 31, 2022, are attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated September 2, 2022, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated September 8, 2022, are attached hereto as Exhibit (c)(3) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP, dated September 19, 2022, are attached hereto as Exhibit (c)(4) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated October 18, 2022, are attached hereto as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated November 4, 2022, are attached hereto as Exhibit (c)(6) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated November 21, 2022, are attached hereto as Exhibit (c)(7) and are incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger—What vote is required to approve the Merger Agreement Proposal?”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“The Merger Agreement—Stockholders Meeting”

“The Merger Agreement—Conditions to the Merger”

“The Special Meeting”

Annex A—Agreement and Plan of Merger, dated as of November 21, 2022, by and among Project Cloud Holdings, LLC, Project Cloud Merger Sub, Inc. and AgroFresh Solutions, Inc.

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

(f) Other offers. Not applicable.

Item 9.          Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Summary of Presentation Provided by Evercore”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Where You Can Find More Information”

Annex B—Opinion of Perella Weinberg Partners LP

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated August 31, 2022, are attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated September 2, 2022, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated September 8, 2022, are attached hereto as Exhibit (c)(3) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP, dated September 19, 2022, are attached hereto as Exhibit (c)(4) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated October 18, 2022, are attached hereto as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated November 4, 2022, are attached hereto as Exhibit (c)(6) and are incorporated herein by reference.

Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated November 21, 2022, are attached hereto as Exhibit (c)(7) and are incorporated herein by reference.

Discussion Materials of Evercore Group L.L.C. for the PSP Entities, dated October 21, 2022, are attached hereto as Exhibit (c)(9) and are incorporated herein by reference.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.          Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing; Cooperation with Debt Financing”

Equity Commitment Letter, dated November 21, 2022, by and between Paine Schwartz Food Chain Fund VI, L.P. and Project Cloud Holdings, LLC, is attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

Debt Commitment Letter, dated December 24, 2022, by and between Project Cloud Holdings, LLC and PGIM, Inc., JPMorgan Chase Bank, N.A., Coöperatieve Rabobank U.A., New York Branch, Brigade Capital Management, LP, Onex Falcon Direct Lending BDC Fund, Onex Credit Finance Corporation and Arbour Lane Capital Management, L.P. is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination”

“The Merger Agreement—Company Termination Fee”

“The Merger Agreement—Expenses”

(d) Borrowed funds.

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing; Cooperation with Debt Financing”

Debt Commitment Letter, dated December 24, 2022, by and between Project Cloud Holdings, LLC and PGIM, Inc., JPMorgan Chase Bank, N.A., Coöperatieve Rabobank U.A., New York Branch, Brigade Capital Management, LP, Onex Falcon Direct Lending BDC Fund, Onex Credit Finance Corporation and Arbour Lane Capital Management, L.P. is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Item 11.          Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

“Other Important Information Regarding the Company—Prior Public Offerings”

Item 12.          The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors—PSP’s Obligation to Vote in Favor of the Merger”

“The Merger Agreement—PSP Vote”

“The Special Meeting—Vote Required”

“The Voting and Support Agreement”

Annex D—Voting and Support Agreement, dated as of November 21, 2022 by and among AgroFresh Solutions, Inc., Paine Schwartz Partners, LLC, Paine Schwartz Food Chain Fund V GP, L.P., Paine Schwartz Food Chain Fund V GP, Ltd., PSP AGFS Holdings, L.P., Paine Schwartz Partners, LLC, Kevin Schwartz, and, solely for the purposes set forth therein, Paine Schwartz Food Chain Fund V, L.P.

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Position of the PSP Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the PSP Entities for the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

Item 13.          Financial Information

Regulation M-A Item 1010(a) through (b)

(a) Financial statements. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 9, 2022 (see “Item 8 - Financial Information” beginning on page 39) and the unaudited condensed consolidated financial statements of the Company for the quarterly period ended September 30, 2022, are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed on November 9, 2022 (see “Item 1 - Condensed Consolidated Financial Statements” beginning on page 3).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14.          Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee”

“Special Factors—Approval and Recommendations of the Board; The Company’s Position as to the Fairness of the Merger to Unaffiliated Stockholders”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.          Additional Information

Regulation M-A Item 1011(b) and (c)

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Company Stock and Company Equity Awards”

“Merger-Related Executive Compensation Arrangements (The Merger-Related Compensation Proposal—Proposal 3)”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.          Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1) Preliminary Proxy Statement of AgroFresh Solutions, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed concurrently with the SEC and incorporated herein by reference).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Letter to AgroFresh Solutions, Inc. Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5) Current Report on Form 8-K, dated November 22, 2022 (included in Schedule 14A filed on November 22, 2022 and incorporated herein by reference). *

(a)(6) Current Report on Form 8-K, dated November 23, 2022 (included in Schedule 14A filed on November 23, 2022 and incorporated herein by reference). *

(a)(7) Current Report on Form 8-K, dated January 3, 2023 (included in Schedule 14A filed on January 3, 2023 and incorporated herein by reference).

(b)(1) Debt Commitment Letter, dated December 24, 2022, by and between Project Cloud Holdings, LLC and PGIM, Inc., JPMorgan Chase Bank, N.A., Coöperatieve Rabobank U.A., New York Branch, Brigade Capital Management, LP, Onex Falcon Direct Lending BDC Fund, Onex Credit Finance Corporation and Arbour Lane Capital Management, L.P.

(c)(1) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated August 31, 2022. *

(c)(2) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated September 2, 2022. *

(c)(3) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated September 8, 2022. *

(c)(4) Discussion Materials of Perella Weinberg Partners LP, dated September 19, 2022. *

(c)(5) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated October 18, 2022. *

(c)(6) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated November 4, 2022. *

(c)(7) Discussion Materials of Perella Weinberg Partners LP for the Special Committee, dated November 21, 2022. *

(c)(8) Opinion of Perella Weinberg Partners LP, dated November 21, 2022 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(9) Discussion Materials of Evercore Group L.L.C. for the PSP Entities, dated October 21, 2022.

(d)(1) Agreement and Plan of Merger, dated as of November 21, 2022, by and among Project Cloud Holdings, LLC, Project Cloud Merger Sub, Inc. and AgroFresh Solutions, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting and Support Agreement, dated November 21, 2022, by and between AgroFresh Solutions, Inc., Paine Schwartz Partners, LLC, Paine Schwartz Food Chain Fund V GP, L.P., Paine Schwartz Food Chain Fund V GP, Ltd., PSP AGFS Holdings, L.P., Paine Schwartz Partners, LLC, Kevin Schwartz, and, solely for the purposes set forth therein, Paine Schwartz Food Chain Fund V, L.P. (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Limited Waiver, dated as of October 26, 2022, by and between AgroFresh Solutions, Inc. and Paine Schwartz Partners, LLC (filed as Exhibit 10.1 to AgroFresh Solutions, Inc.’s Current Report on Form 8-K, filed October 27, 2022 and incorporated herein by reference). *

(d)(4) Equity Commitment Letter, dated November 21, 2022, by and between Paine Schwartz Food Chain Fund VI, L.P. and Project Cloud Holdings, LLC. *

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

107 Filing Fee Table. *

* Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on December 21, 2022.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

AGROFRESH SOLUTIONS, INC.

By:	/s/ Clinton A. Lewis, Jr.
Name: Clinton A. Lewis, Jr.
Title: Chief Executive Officer

PROJECT CLOUD MERGER SUB, INC.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: President and Chief Executive Officer

PROJECT CLOUD HOLDINGS, LLC

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: President and Chief Executive Officer

PAINE SCHWARTZ FOOD CHAIN FUND V, L.P.

By:	Paine Schwartz Food Chain Fund V GP, L.P.
Its:	General Partner

By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Director

PAINE SCHWARTZ FOOD CHAIN FUND V GP, L.P.

By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Director

PAINE SCHWARTZ FOOD CHAIN FUND V GP, LTD.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Director

PAINE SCHWARTZ FOOD CHAIN FUND VI, L.P.

By:	Paine Schwartz Food Chain Fund VI GP, L.P.
Its:	General Partner

By:	Paine Schwartz Food Chain Fund VI UGP, LLC
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Managing Member

PSP AGFS HOLDINGS, L.P.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Chief Executive Officer

PAINE SCHWARTZ PARTNERS, LLC

By:	Paine Schwartz Partners Founders, L.P.
Its:	Manager

By:	Paine Schwartz Partners Founders GP, LLC
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Title: Managing Member

KEVIN SCHWARTZ

By:	/s/ Kevin Schwartz